Exhibit 99.1

BELLUS Health Closes US$153 Million Public Offering of Common Shares in Canada and the United States

LAVAL, Quebec, July 18, 2022 – BELLUS Health Inc. (NASDAQ: BLU)(TSX: BLU) (the “Company” or “BELLUS Health”) announced today that it has completed its previously-announced underwritten public offering in Canada and the United States (the “Offering”) of 16,540,541 common shares at a price to the public of US$9.25 per common share. The total gross proceeds to the Company were US$153 million, before deducting the underwriting commissions and any expenses related to the Offering. Bellus has also granted to the underwriters an option exercisable by the underwriters within 30 days of the date of the underwriting agreement to purchase up to an additional 2,481,081 common shares of the Company.

BELLUS Health’s common shares are dual-listed on the Nasdaq Global Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”) under the trading symbol “BLU”. For the purposes of the TSX approval, the Company relied on the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the TSX will not apply its standards to certain transactions involving eligible interlisted issuers on a recognized exchange, such as Nasdaq.

The Company intends to use the net proceeds of the Offering primarily to fund BLU-5937 research and development activities, working capital needs and other general corporate purposes, as set out in the Supplement (as defined below).

Jefferies, Evercore ISI and RBC Capital Markets acted as joint book-running managers and LifeSci Capital acted as lead manager.

The Offering was made in Canada pursuant to a prospectus supplement dated July 13, 2022 (the “Supplement”) to the Company’s amended and restated short form base shelf prospectus dated December 14, 2021 (the “A&R Base Prospectus”) and in the United States pursuant to a registration statement on Form F-10, which went effective automatically upon its filing with the U.S. Securities and Exchange Commission (the “SEC”) on December 14, 2021 (the “Registration Statement”), containing the Supplement and A&R Base Prospectus filed with the SEC in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

The Supplement and the accompanying A&R Base Prospectus contain important detailed information about the Offering. The Supplement and the accompanying A&R Base Prospectus can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Copies of the Supplement and accompanying A&R Base Prospectus may also be obtained from the Company, by telephone at 450-680-4500 or by email at info@bellushealth.com or you may request them from, in the United States, Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, NY 10022, by telephone at 877-821-7388 or by email at prospectus_department@jefferies.com, or Evercore Group L.L.C., Attention: Equity Capital Markets , 55 East 52nd Street, 35th Floor, New York, NY 10055, by telephone at 888-474-0200 or by email at ecm.prospectus@evercore.com, or RBC Capital Markets, LLC, Attention: Equity Capital Markets, 200 Vesey Street, 8th Floor, New York, NY 10281, by telephone at 877-822-4089 or by email at equityprospectus@rbccm.com or, in Canada, Jefferies Securities, Inc., Attention: General Counsel, 161 Bay Street, Suite 2600, Toronto, ON M5J 2S1 by email at prospectus_department@jefferies.com, or RBC Dominion Securities Inc., Attention: Distribution Centre, 180 Wellington Street West, 8th Floor, Toronto, ON M5J 0C2, by telephone at 1-416-842-5349 or by email at Distribution.RBCDS@rbccm.com. Prospective investors should read the Supplement and accompanying A&R Base Shelf Prospectus and the other documents the Company has filed before making an investment decision.

No regulatory authority has either approved or disapproved the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About BELLUS Health

BELLUS Health Inc. is a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of refractory chronic cough (“RCC”) and other hypersensitization-related disorders. The Company's product candidate, BLU-5937, is being developed for the treatment of adults with RCC.

Cautionary Note Regarding Forward---Looking Statements

Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute "forward-looking statements" within the meaning of Canadian securities legislation and regulations, the U.S. Private Securities Litigation Reform Act of 1995, as amended, and other applicable securities laws. Such statements, based as they are on the current expectations of management, inherently involve numerous important risks, uncertainties and assumptions, known and unknown. In this news release, such forward-looking statements include, but are not limited to, the anticipated use of proceeds from the Offering. Actual future events may differ from the anticipated events expressed in such forward-looking statements. BELLUS Health believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These forward-looking statements speak only as of the date made, and BELLUS Health is under no obligation and disavows any intention to update publicly or revise such statements as a result of any new information, future event, circumstances or otherwise, unless required by applicable securities laws.

FOR MORE INFORMATION, PLEASE CONTACT:

Investors:

Ramzi Benamar

Chief Financial Officer

rbenamar@bellushealth.com

Media:

Julia Deutsch

Solebury Trout

jdeutsch@soleburytrout.com

SOURCE: BELLUS Health Inc.